CIGNA CORPORATION	EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2001	2000

Income before income taxes	$805	$666

Adjustments:
Income from equity investee	(29)	-
Minority interest	-	23

Income before income taxes, as adjusted	$776	$689

Fixed charges included in income:

Interest expense	$59	$53
Interest portion of rental expense	25	22

	84	75

Interest credited to contractholders	532	496

	$616	$571

Income available for fixed charges (excluding interest
credited to contractholders)	$860	$764

Income available for fixed charges (including interest
credited to contractholders)	$1,392	$1,260

RATIO OF EARNINGS TO FIXED CHARGES:

Excluding interest credited to contractholders	10.2	10.2

Including interest credited to contractholders	2.3	2.2